SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Information to be included in statements
                filed pursuant to rule 13d-1(a) and amendments
                    thereto filed pursuant to rule 13d-2(a).

                               (Amendment No. 1)

                             STOCKER & YALE, INC.
                             -------------------
                              (Name of issuer)

                      Common Stock, $0.001 par value
                      ------------------------------
                      (Title of class of securities)

                               86126 T 104
                               -----------
                              (Cusip number)

                             Mark W. Blodgett
                    Chairman and Chief Executive Officer
                           Stocker & Yale, Inc.
                            32 Hampshire Road
                             Salem, NH 03079
                             ---------------
        (Name, address and telephone number of persons authorized to receive notices and communications)

                             January 31, 1998
         (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ( ).


                      (Continued on the following pages)
                            (Page 1 of 5 Pages)

CUSIP NO. 86126 T 104                                   PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark W. Blodgett


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (A)  (   )
      (B)  ( X )

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PRECEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2 (d) or 2 (e)
      (   )

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER
      697,964.80

8     SHARED VOTING POWER
      33,159.30

9     SOLE DISPOSITIVE POWER
      697,964.80

10    SHARED DISPOSITIVE POWER
      33,159.30

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      697,964.80

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (X)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      26.5%

14    TYPE OF REPORTING PERSON
      IN

CUSIP 86126 T 104                               PAGE 3 OF 5

Item 1.  Security and Issuer.
         -------------------

     The securities to which this statement relates are the shares of the common stock, par value $0.001 per share (the "Common Stock") of Stocker
& Yale, Inc., a Massachusetts corporation ( the "Company"). The principal executive offices of the Company are located at 32 Hampshire Road, Salem, NH 03079

Item 2.  Identity and Background.
         -----------------------
         a)     Name:   Mark W. Blodgett ("Mr. Blodgett")
         b)     Business Address:
                32 Hampshire Road
                Salem, NH 03079
         c)     Principal Occupation; Name and Address of Principal Business:
                Chairman and Chief Executive Officer; Stocker & Yale, Inc.
                32 Hampshire Road  Salem, NH 03079
         d) and e) During the last five years, Mr. Blodgett has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         f)     Citizenship:   United States of America


Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

         On January 31, 1998, Mr. Blodgett acquired beneficial ownership of 20,000 shares of Common Stock as a result of the issuance to Mr. Blodgett of stock options exercisable for such number of shares as of April 1, 1998. The aggregate consideration for such shares, if such options are exercised, would be $120,000 exclusive of brokerage commissions.

CUSIP 86126 T 104                                      PAGE 4 OF 5

Item 4.  Purpose of Transaction.
         ----------------------

         As described in Item 3, Mr. Blodgett acquired beneficial ownership of 20,000 shares of Common Stock on January 31, 1998 as a result of the issuance of stock options exercisable as of April 1, 1998. Mr. Blodgett holds such options for investment purposes.

         From time to time, Mr. Blodgett has purchased shares of Common Stock in public market purchases and in the Company's equity offerings. Mr. Blodgett may, from time to time, acquire additional securities of the Company.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

         (a) Mr. Blodgett directly beneficially owns 697,964.80 shares of Common Stock, representing 26.5% of the issued and outstanding Common Stock as of the date hereof. This amount does not include 19,600 shares of Common Stock and a 7.25% Convertible Subordinated Note due May 1, 2001, which is convertible into 13,559.30 shares of Common Stock, both of which are owned by the Helen W. Blodgett Trust, of which Mr. Blodgett is a Trustee.
Mr. Blodgett disclaims beneficial ownership of all shares owned by the Helen W. Blodgett Trust.

         (b) Mr. Blodgett has sole power to vote and dispose of 697,964.80 shares of Common Stock; Mr. Blodgett has shared power to vote and dispose of 33,159.3 shares of common stock beneficially owned by the Helen W. Blodgett Trust. Mr. Blodgett is a trustee of the Helen W. Blodgett Trust. Daniel L. Mosley ("Mr. Mosley") is the other trustee of the Helen W. Blodgett Trust. The identity and background of Mr. Mosley is as follows:

Identity & Background (for trustee of Helen Blodgett Trust.)
------------------------------------------------------------
a)     Name:  Daniel L. Mosley
b)     Business Address:
       Cravath, Swain & Moore
       825 8th Avenue
       New York, NY 10019
c)     Principal Occupation:  Name and Address of Principal Business:
       Attorney; Cravath, Swaine & Moore
       825 8th Avenue  New York, NY 10019
d) and e)     During the last five years, Mr. Mosley has neither been
       convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
f)     Citizenship:  United States of America

         (c) Mr. Blodgett has purchased shares of the Common Stock of the Company in public market purchases during the past 60 days. The following table details such purchases:

          DATE         # OF SHARES         SHARE PRICE         COST
          ---------------------------------------------------------
          12/12/97        100.00             5.875            587.50
          12/12/97        200.00             6.000          1,200.00
          12/12/97        100.00             5.500            550.00
          12/12/97        200.00             5.500          1,100.00
          12/12/97        100.00             4.875            487.50
          12/17/97        200.00             5.938          1,187.60
          12/19/97        200.00             5.938          1,187.60
          12/24/97        100.00             5.968            596.80
          12/29/97        200.00             5.968          1,193.60
          12/31/97        100.00             5.938            593.80
          12/31/97        200.00             5.938          1,187.60
          12/31/97        100.00             6.000            600.00
          02/03/98        200.00             4.750            950.00
                         ________                           _________

          TOTAL         2,000.00                           11,422.00


         (d)  Not applicable

         (e)  Not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 86126 T 104                                 PAGE 5 OF 5

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  3/11/98                             By:  /s/ Mark W. Blodgett
        -------                                  --------------------